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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING
                                SEC File Number 1-13543
                                 CUSIP No. 03462H 305

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.
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PART I -- REGISTRANT INFORMATION

Angeion Corporation ("Registrant")
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

350 Oak Grove Parkway
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Address of Principal Executive Office (Street and Number)

Saint Paul, MN 55127
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On December 21, 1999, Angeion Corporation acquired Medical Graphics Corporation, a corporation engaged in the development, manufacture and marketing of non-invasive cardio-respiratory diagnostic systems and related software for the management and improvement of cardio-respiratory health. In a Form 8-K dated March 6, 2000, Angeion reported that it had largely completed its assimilation of the Medical Graphics business and intended to focus its future efforts primarily on the markets served by and business operations of Medical Graphics and the acquisition and development of future businesses that contribute to shareholder value.

         In the Form 8-K, Angeion announced preliminary unaudited revenues for its Medical Graphics subsidiary of approximately $6.0 million and $22.2 million for the three months and twelve months ended December 31, 1999. This compares to revenues of $5.8 million and $20.4 million for the three months and twelve months ended December 31, 1998, respectively. Operating income before interest and taxes for the Medical Graphics subsidiary is expected to be more than $450,000 and $1.3 million for the fourth quarter and year ended December 31, 1999, respectively. Angeion acquired Medical Graphics on December 21, 1999, and these preliminary results reflect Medical Graphics' operations for the entire fourth quarter and year.


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         Angeion had no operating revenue for the fourth quarter from its
Implantable Cardioverter Defibrillator ("ICD") business and expects to report total revenues of $5.2 million from the ICD business for the year ended December 31, 1999. Angeion expects both the fourth quarter and year to show continued operating losses for this business. Angeion expects that there will be additional adjustments in the fourth quarter as a result of its consolidation of the Medical Graphics business, but has not yet determined the effect of these adjustments on its net results or financial position.

         In the Form 8-K, Angeion also reported Medical Graphics now comprised a majority of the total assets of Angeion and generated a majority of the revenues of Angeion. As a result, Angeion announced that it had decided to pursue the license or transfer of its ICD technology and intends to discontinue the ICD product line. Angeion expects the last sales of ICD products to occur during the first half of 2000.

         On March 27, 2000, Angeion Corporation announced that it had consummated two transactions relating to its cardiac stimulation technology used in ICD devices.

         First, Angeion announced that it has closed a Settlement, License and Asset Purchase Agreement with Medtronic, Inc. under which Angeion granted Medtronic a one-way, non-exclusive, fully paid-up, royalty free license for Angeion's cardiac stimulation technology. As part of the agreement, Angeion sold to Medtronic certain unfiled patent disclosures relating to cardiac stimulation devices. Under the agreement, Angeion and Medtronic also agreed to release each other from any patent infringement claims for products sold or used prior to the closing date. In connection with the transaction, Medtronic made a one-time payment of $9.0 million to Angeion.

         Angeion also announced that it had closed an Asset Purchase Agreement, together with a separate License agreement and ancillary documents, with ELA Medical and Sanofi-Synthelabo under which Angeion granted to ELA Medical a one-way, non-exclusive, fully paid-up, royalty free license for Angeion's cardiac stimulation technology. As part of the agreements, Angeion sold to Sanofi-Synthelabo and ELA Medical certain Angeion assets and liabilities related to the manufacture and sale of cardiac stimulation devices. In connection with the transaction, Sanofi-Synthelabo surrendered to Angeion 745,994 shares of Angeion common stock and warrants to purchase an additional 1,897,186 shares, including warrants to purchase 909,017 shares at ten cents per share.

         As a result of its decision to discontinue the ICD product line and the consummation of the recent transactions with Medtronic and ELA Medical and Sanofi-Synthelabo, Angeion was unable to finalize the disclosures in the Form 10-K for the year December 31, 1999 without unreasonable effort or expense. Angeion expects to file the Form 10-K on or before April 14, 2000.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Dale H. Johnson                          (651)              484-4874
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Part III for a discussion of the Registrant's preliminary results for the year ended December 31, 1999
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                             ANGEION CORPORATION
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 31, 2000                        By  /s/ Dale H. Johnson
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                                       Dale H. Johnson, Chief Financial Officer


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